02056141

1934 Act Registration No. 1-13522

PE 8-1-02

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



## FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**For the Month of August 2002**

# China Yuchai International Limited

(Translation of registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

* * * *

Information furnished on this form :

1. **[Singapore, August 26, 2002. China Yuchai International Limited announces 2002 interim profit. Press release dated August 26, 2002.]**

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the company's Registration Statement (Registration No. 33-5478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the press release, included herein as Exhibit 1.1, involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, and the ability of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

# EXHIBIT

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**China Yuchai International Limited**

Date: 26 August 2002

By: ______________________
**Philip Ting Sii Tien**
**Chief Financial Officer**

# CHINA YUCHAI INTERNATIONAL LIMITED

16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502


**FOR IMMEDIATE RELEASE**

## CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES STRONG PERFORMANCE FOR 2002 INTERIM PROFIT

**Singapore, August 26, 2002** - China Yuchai International Limited (CYI) today announced strong performance for the six months ended June 30, 2002 with net income of Rmb229.7 million (US$27.8 million) as compared to the net income of Rmb38.0 million for the same period in 2001. This significant improvement in performance is due to strong market demand for Yuchai's engines and strong customer acceptance of new models.

Net sales of Rmb1,731.7 million (US$209.2 million) for the six months ended June 30, 2002 represents an increase of approximately 97% compared to same period of last year of Rmb879.4 million. Total unit sales of 68,337 diesel engines for the six months ended June 30, 2002 was 69% higher than the same period of last year.

Yuchai's unit sales in the first half reached a peak in Q2. Yuchai management took advantage of the extension of the Chinese government's phase in period for the more stringent Euro 1 emission specification for diesel engines. Yuchai sold large quantities of both its older, non-compliant 6105 engine as well as its newly developed engines which met both Euro 1 and Euro 2 levels of emission. Improved gross margins arising from higher selling prices of the 6108 medium-duty engine and the 6112 heavy-duty engine enabled Yuchai to achieve increased operating income.

For the six months ended June 30, 2002, selling, general and administrative expenses increased by approximately 34% due mainly to higher advertising and promotion expenses, transport charges, warranties provisions and research and development expenditure arising from higher unit sales.

According to Government industry statistics, in the first half of 2002, there was an increase in the sales of trucks and buses in China of over 20% compared to the same period last year. Yuchai was able to achieve a much higher increase of 69% due to its successful marketing programs for its engines.

The market demand for diesel engines in China will increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks and buses. Yuchai remains as one of the top three manufacturers of diesel engines in China.

Basic and diluted net income per share for the six months ended June 30, 2002 was Rmb6.50 (US$0.79) compared to a basic and diluted net income per share of Rmb1.08 for the same period in 2001.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.


China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons: Mr Wrixon F. Gasteen, President
Mr Philip Ting, Chief Financial Officer

**CHINA YUCHAI INTERNATIONAL LIMITED**
**UNAUDITED CONSOLIDATED INCOME STATEMENTS**
**For the period ended June 30, 2002**

| | For six months ended June 30, | | |
|---|---|---|---|
| | 2001<br>Rmb' 000 | 2002<br>Rmb' 000 | 2002<br>US'000 |
| Net sales | 879,397 | 1,731,736 | 209,220 |
| Cost of goods sold | 607,141 | 1,111,808 | 134,323 |
| Gross profit | 272,256 | 619,928 | 74,897 |
| Selling, general and administrative expenses | 186,330 | 250,372 | 30,249 |
| Amortisation of goodwill | 8,429 | - | - |
| Operating income | 77,497 | 369,556 | 44,648 |
| Interest expense | 15,888 | 12,560 | 1,517 |
| Other expenses/(income), net | 1,346 | 3,336 | 403 |
| Income before income taxes and minority interest | 60,263 | 353,660 | 42,728 |
| Income tax expense | 7,947 | 52,717 | 6,369 |
| Income before minority interest | 52,316 | 300,943 | 36,359 |
| Minority interest in profit of consolidated subsidiaries | 14,226 | 71,257 | 8,609 |
| Net income | 38,090 | 229,686 | 27,750 |
| Net income attributable to common share | Rmb | Rmb | US$ |
| Basic and diluted | 1.08 | 6.50 | 0.79 |

**Selected Balance Sheet Items**
**(Rmb and US$ amounts expressed in thousands)**

| | As of December 31, 2001 | As of June 30, 2002 | |
|---|---|---|---|
| | RMB | RMB | US$ |
| Cash Balances | 409,193 | 431,913 | 52,182 |
| Trade Accounts Receivables, Net | 773,789 | 1,229,532 | 148,546 |
| Net Current Assets | 1,100,462 | 1,340,725 | 161,982 |
| Total Assets | 3,262,868 | 3,865,022 | 466,953 |
| Trade Accounts Payable | 349,313 | 578,353 | 69,874 |
| Short-term and long-term bank loans | 445,000 | 445,000 | 53,763 |
| Shareholders' Equity | 1,805,045 | 1,976,231 | 238,759 |